UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   Telik, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    87959M109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 22, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            867,525

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            867,525

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            867,525

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.63%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            867,525

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            867,525

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            867,525

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.63%

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            867,525

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            867,525

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            867,525

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.63%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            1,701,586

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            1,701,586

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,701,586

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.20%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,470,103

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,470,103

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,470,103

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.52%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,470,103

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,470,103

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,470,103

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.52%

14 TYPE OF REPORTING PERSON
            OO

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,470,103

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,470,103

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,470,103

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.52%

14 TYPE OF REPORTING PERSON
            PN

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,470,103

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,470,103

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,470,103

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.52%

14 TYPE OF REPORTING PERSON
            CO

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,470,103

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,470,103

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,470,103

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.52%

14 TYPE OF REPORTING PERSON
            CO

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            1,701,586

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            1,701,586

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,701,586

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.20%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            1,768,517

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            1,768,517

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,768,517

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.32%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            1,768,517

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            1,768,517

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,768,517

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.32%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  87959M109

1  NAME OF REPORTING PERSON
            Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            4,337,628

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            4,337,628

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,337,628

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.15%

14 TYPE OF REPORTING PERSON*
            IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on January 16, 2007 (as amended, the "Initial 13D"), as amended by amendment No. 1 thereto filed with the SEC by the Reporting Persons on June 6, 2007, with respect to the shares of Common Stock, par value $.01 (the "Shares"), issued by Telik, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

     Item 2 of the Initial 13D is hereby amended and restated as follows:

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl C. Icahn's  present  principal  occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended by the addition of the following:

          (a) As of the close of  business on October 22,  2008,  the  Reporting
     Persons may be deemed to beneficially own, in the aggregate, 4,337,628 Shares, representing approximately 8.15% of the Issuer's outstanding Shares (based upon the 53,213,252 Shares stated to be outstanding as of July 31, 2008 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

          (b) High River has sole voting power and sole dispositive power with regard to 867,525 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,701,586 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,768,517 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each  of  Hopper,   Barberry  and  Mr.  Icahn,   by  virtue  of  their
     relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


Name                     Date           Shares Sold      Price Per Share
----------------- ------------------- --------------- ---------------------
High River          October 20, 2008        (49,200)               $0.2883
----------------- ------------------- --------------- ---------------------
High River          October 21, 2008        (56,000)               $0.2840
----------------- ------------------- --------------- ---------------------
High River          October 22, 2008        (37,540)               $0.2599
----------------- ------------------- --------------- ---------------------
High River          October 23, 2008        (28,900)               $0.2693
----------------- ------------------- --------------- ---------------------
Icahn Master        October 20, 2008       (196,800)               $0.2883
----------------- ------------------- --------------- ---------------------
Icahn Master        October 21, 2008       (224,000)               $0.2840
----------------- ------------------- --------------- ---------------------
Icahn Master        October 22, 2008       (150,160)               $0.2599
----------------- ------------------- --------------- ---------------------
Icahn Master        October 23, 2008        (75,291)               $0.2693
----------------- ------------------- --------------- ---------------------
Icahn Partners      October 23, 2008        (40,309)               $0.2693
----------------- ------------------- --------------- ---------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2008


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory


HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory


ICAHN OFFSHORE LP

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory


ICAHN PARTNERS LP

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory


ICAHN ONSHORE LP

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick Ragone
     -------------------
     Name: Dominick Ragone
     Title: Chief Financial Officer


BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


HIGH RIVER LIMITED PARTNERSHIP
Name                                Position
----                                --------
Hopper Investments LLC              General Partner


HOPPER INVESTMENTS LLC
Name                                Position
----                                --------
Edward E. Mattner                   Authorized Signatory


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Irene March                         Authorized Signatory


ICAHN PARTNERS MASTER FUND LP
Name                                Position
----                                --------
Icahn Offshore LP                   General Partner
Carl Icahn                          Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN PARTNERS LP
Name                                Position
----                                --------
Icahn Onshore LP                    General Partner
Carl Icahn                          Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                                Position
----                                --------
Icahn Capital LP                    General Partner
Carl Icahn                          Chief Executive Officer
Keith A. Meister                    Managing Director
Vincent J. Intrieri                 Managing Director
Irene March                         Chief Financial Officer
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Dana Witkin                         Director of Investor Relations
Keith Cozza                         Chief Compliance Officer
Anthony Canova                      Controller


ICAHN CAPITAL LP
Name                                Position
----                                --------
IPH GP LLC                          General Partner


IPH GP LLC
Name                                Position
----                                --------
Icahn Enterprises                   Sole Member
Holdings L.P.

ICAHN ENTERPRISES HOLDINGS L.P.
Name                                Position
----                                --------
Icahn Enterprises                   General Partner
G.P. Inc.


ICAHN ENTERPRISES G.P. INC.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman
Keith A. Meister                    Vice Chairman
William A. Leidesdorf               Director
Jack G. Wasserman                   Director
James L. Nelson                     Director
Vincent J. Intrieri                 Director
Peter K. Shea                       President
Dominick Ragone                     Chief Financial Officer
John P. Saldarelli                  Vice President; Secretary
Felicia P. Buebel                   Assistant Secretary
Craig Petit                         Vice President/Taxes


BECKTON CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; Director; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Authorized Signatory
Keith Cozza                         Secretary; Treasurer